EAGLE SERIES TRUST
CLASS C
 DISTRIBUTION PLAN
SCHEDULE A
The maximum annualized fee rate of the average daily rate asset pursuant to Paragraph 1 of the Eagle Series Trust Distribution Plan shall be as follows:
EAGLE INTERNATIONAL STOCK FUND	1.00%
EAGLE INVESTMENT GRADE BOND FUND	1.00%
EAGLE MID CAP GROWTH FUND	1.00%
EAGLE MID CAP STOCK FUND	1.00%
EAGLE SMALL CAP GROWTH FUND	1.00%
EAGLE SMALLER COMPANY FUND	1.00%
EAGLE TAX-EXEMPT BOND FUND	1.00%

Dated: February 20, 2015